CONTINENTAL ALLOY WHEEL CORPORATION
PO BOX 717
CULPEPER, VA 22701

February 10, 2012

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4561

Attention: Dan Morris

Re:	Continental Alloy Wheel Corporation Registration Statement on Form S-1 Filed March 24, 2011 As amended in Amendment No. 5 to Form S-1 Filed February 6, 2012 File Number: 333-173038

Sirs,

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Continental Alloy Wheel Corp, a Nevada Corporation (the “Company”) respectfully requests acceleration of the effective date of the above identified Registration Statement so that such Registration Statement will become effective at 5:30 PM, eastern time, on Monday, February 13, 2012, or as soon as possible thereafter.

     The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Continental Alloy Wheel Corporation
By Andrew Befumo, Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer, and Director